SCHEDULE I

TO THE DISTRIBUTION AND SERVICE PLAN

FOR

CLASS R SHARES OF THE

VICTORY PORTFOLIOS

Dated December 11, 1998 and Amended and Restated February 20, 2013

This Plan shall be adopted with respect to Class R Shares of the following series of Victory Portfolios:

	Fund Name	Rate*	Fund Name	Rate*
1	Victory Diversified Stock Fund	0.50%
2	Victory High Yield Fund	0.50%
3	Victory Fund for Income	0.25%
4	Victory Integrity Small-Cap Value Fund	0.50%
5	Victory Sophus Emerging Markets Fund	0.50%
6	Victory RS Global Fund	0.50%
7	Victory RS International Fund	0.50%
8	Victory RS Partners Fund	0.50%
9	Victory S&P 500 Index Fund	0.50%
10	Victory Special Value Fund	0.50%
11	Victory Sycamore Established Value Fund	0.50%
12	Victory Sycamore Small Company Opportunity Fund	0.50%

*Expressed as a percentage of the average daily net assets of each Fund attributed to its Class R Shares. As of March 29, 2024